Stodo Technologies LLC
Statements of Changes in Members' Equity
Two Years Ended Decmber 31, 2017
(Unaudited)

	Membership Interest Units		Retained Earnings	Total Members' Equity
	Units	Amount		
Balance, Decmber 31, 2015	6,001,800	$ 8,500	$ 56	$ 8,556
		-		-
Net income			796	796
Balance, December 31, 2016	6,001,800	$ 8,500	$ 852	$ 9,352
Net income			5,896	5,896
Balance, December 31, 2017	6,001,800	$ 8,500	$ 6,748	$ 15,248